SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release

Optibase Announces Availability of its Annual Report on Form 20-F, As
Amended, through its Website Pursuant to the Recently Amended NASDAQ
Marketplace Rule 4350(B)(1)(A)

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: July 1, 2008

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth / Marybeth Csaby, KCSA for Optibase
+1-212-896-1209 / 1236
lroth@kcsa.com / mcsaby@kcsa.com

OPTIBASE ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM 20-F, AS
AMENDED, THROUGH ITS WEBSITE PURSUANT TO THE RECENTLY AMENDED
NASDAQ MARKETPLACE RULE 4350(B)(1)(A)

HERZLIYA, Israel, July 1, 2008 – Optibase Ltd. (Nasdaq: OBAS), today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission on June 27, 2008, and amended on June 30, 2008, is available through its website (www.optibase.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to the recently amended NASDAQ Marketplace Rule 4350(b)(1)(A).

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China and India. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.